List of subsidiaries and affiliated entity

Subsidiaries

Strategy & Communications (Hong Kong) Group Ltd., a Hong Kong company

Galaxy Strategy & Communications (Beijing) Management Co., Ltd., a PRC company

Affiliated entity

Beijing Lianhe Chuangxiang Advertising Co., Ltd., a PRC company

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